Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of Gentium S.p.A. for the registration of American Depository Shares to be sold for an aggregate public offering price not to exceed up to a total public price of $30,000,000 and to the incorporation by reference therein of our report dated March 31, 2011, with respect to the financial statements of Gentium S.p.A. included in its Annual Report (Form 20-F) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

Reconta Ernst & Young S.p.A.

/s/ Reconta Ernst & Young, S.p.A.

Milan, Italy
May 27, 2011